1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 31, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE TRANSACTION

ACQUISITION OF A FURTHER 23.66% EQUITY INTERESTS
IN NINGXIA ELECTRIC POWER; AND
CAPITAL CONTRIBUTION TO NINGXIA ELECTRIC POWER

Reference is made to the announcement of the Company dated 13 August 2012 in relation to the acquisition of 35.3% equity interests in Ningxia Electric Power.

On 30 November 2012, Huadian Power announced an open tender for its 23.66% equity interests in Ningxia Electric Power through SUAEE. In order to obtain the control of Ningxia Electric Power, the Board passed a resolution approving the Company's bidding for such equity interests and a further capital contribution of RMB2 billion to Ningxia Electric Power upon completion of the bidding. The Company submitted a bid at a bidding price of approximately RMB1,362 million, being the initial bidding price of such equity interests set by Huadian Power, on the same day. The Company successfully won the bid on 28 December 2012 and entered into the 23.66% Equity Transfer Agreement with Huadian Power for the sale and purchase of such equity interests on 31 December 2012. On 31 December 2012, the Company entered into the Capital Contribution Agreement with Ningxia Electric Power and the Three Shareholders, pursuant to which Ningxia Electric Power will increase its registered capital by RMB1,452.66 million and the Company will subscribe for all such additional registered capital in full at a subscription price of RMB2 billion, representing a premium of RMB547.34 million from the additional registered capital.

Upon completion of the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution, the Company will hold in aggregate 70.82% equity interests in Ningxia Electric Power through such series of acquisitions and subscription.

As the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution all involve the acquisition/subscription of equity interests in Ningxia Electric Power, all such transactions shall be aggregated pursuant to Rule 14.22 of the Hong Kong Listing Rules. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of the transactions under the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution, exceeds 5% but is less than 25%, the aggregated transactions constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements but exempt from the Shareholders' approval requirement.

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 13 August 2012 in relation to the acquisition of 35.3% equity interests in Ningxia Electric Power.

On 30 November 2012, Huadian Power announced an open tender for its 23.66% equity interests in Ningxia Electric Power through SUAEE. In order to obtain the control of Ningxia Electric Power, the Board passed a resolution approving the Company's bidding for such equity interests and a further capital contribution of RMB2 billion to Ningxia Electric Power upon completion of the bidding. The Company submitted a bid at a bidding price of approximately RMB1,362 million, being the initial bidding price of such equity interests set by Huadian Power, on the same day. The Company successfully won the bid on 28 December 2012 and entered into the 23.66% Equity Transfer Agreement with Huadian Power for the sale and purchase of such equity interests on 31 December 2012. On 31 December 2012, the Company entered into the Capital Contribution Agreement with Ningxia Electric Power and the Three Shareholders, pursuant to which Ningxia Electric Power will increase its registered capital by RMB1,452.66 million and the Company will subscribe for all such additional registered capital in full at a subscription price of RMB2 billion, representing a premium of RMB547.34 million from the additional registered capital.

Upon the completion of the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution, the Company will hold in aggregate 70.82% equity interests in Ningxia Electric Power through such series of acquisitions and subscription.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, each of Huadian Power, the Three Shareholders and their ultimate beneficial owners is a third party independent of the Company and the connected persons of the Company.

2.	PRINCIPAL TERMS OF THE 23.66% EQUITY TRANSFER AGREEMENT

Date:	The 23.66% Equity Transfer Agreement was entered into by the Company and Huadian Power on 31 December 2012, and became effective upon execution by both parties.

Parties:	Huadian Power (as the seller); and

the Company (as the purchaser).

Consideration	The consideration is RMB1,361,525,400, being the initial bidding price of the 23.66% equity interests in Ningxia Electric and payment:

Power set by Huadian Power. According to Huadian Power's circular dated 12 December 2012, the initial bidding price is determined by Huadian Power after having taken into account a number of factors, including, among others, the valuation results of Ningxia Electric Power prepared by China Enterprise Appraisals Co., Ltd. and the status of production and operation of Ningxia Electric Power. According to the valuation report issued by China Enterprise Appraisals Co., Ltd. based on cost method, the net assets value of Ningxia Electric Power as at the Valuation Date was RMB4,919,430,700.

The first payment of the consideration (including the deposit as required by SUAEE, which shall form part of the consideration), i.e. 40% of the consideration for the 23.66% Acquisition shall be paid in cash on the same date of the execution of the 23.66% Equity Transfer Agreement and the remaining 60% of the consideration shall be paid in cash within 2 months from the effective date of the 23.66% Equity Transfer Agreement.

Pursuant to the relevant regulations of SUAEE, the Company may proceed with the registration of transfer of the 23.66% equity interests in Ningxia Electric Power with the competent business registration authority after the payment of the first instalment of the consideration. Further, pursuant to the relevant regulations of SUAEE, in order to secure the payment of the second instalment of consideration, the Company is required to pledge the 23.66% equity interests in Ningxia Electric Power to Huadian Power after the registration of transfer is completed and until the payment of second instalment of consideration is settled in full. The Company is also required to pay interest to Huadian Power with respect to the amount of second instalment of consideration for the period starting from the first payment date until the second payment date at the interest rates for bank loans for the same period.

The Company will fund the consideration with its internal resources and bank loans.

3.	PRINCIPAL TERMS OF THE CAPITAL CONTRIBUTION AGREEMENT

Date:	31 December 2012

Parties:	(a) the Company;

(b) the Three Shareholders; and

(c) Ningxia Electric Power.

Increase and	Ningxia Electric Power shall increase its registered capital by RMB1,452.66 million and the Company shall
subscription of	subscribe for all such additional registered capital in full at a subscription price of RMB2 billion, representing a premium
additional	of RMB547.34 million. Upon completion of the Capital Contribution, the registered capital of Ningxia Electric Power registered capital

will increase to RMB5,025.80 million. The rights attached to the shares issued pursuant to the Capital Contribution shall be the same in every respect as the existing issued shares of Ningxia Electric Power.

The Three Shareholders shall waive their rights of first refusal in respect of the Capital Contribution.

Shareholders of Ningxia Electric Power shall be entitled to the undistributed profits, reserved funds, appreciation of assets accumulated during the period from the Valuation Date to the completion date of the Capital Contribution in proportion to their percentage shareholding in Ningxia Electric Power prior to the registered capital increase.

Subscription price	The subscription price of RMB2 billion is determined based on the valuation report prepared by China Enterprise
and payment:	Appraisals Co., Ltd., according to which, the net assets value of Ningxia Electric Power as at the Valuation Date calculated based on the cost method was RMB4,919,430,700.

The Company will pay the subscription price in cash in full to the RMB-denominated capital account of Ningxia Electric Power within 30 days after the Capital Contribution Agreement becomes effective. It is intended that the payment of the subscription price will be funded by the Group's internal resources and bank loans.

Conditions precedent:	The conditions precedent to the Capital Contribution Agreement becoming effective and completion of the Capital Contribution Agreement shall be the satisfaction of, among other things, the followings:

(a)	the necessary approvals, authorizations and consents by the regulatory authorities having been obtained; and

(b)	the approval for the Capital Contribution by the shareholders' general meeting of Ningxia Electric Power having been obtained.

Completion:	The Capital Contribution shall be completed upon the Company having paid the subscription price for the Capital Contribution in full.

Conduct of business	Ningxia Electric Power and Ningxia State-owned Investment made certain undertakings in respect of the conduct of
during the	Ningxia Electric Power's business during the Interim Period, including undertakings to procure that (i) the business
Interim Period:

operation of Ningxia Electric Power will be conducted in the same manner as it is conducted before the Valuation Date, and (ii) there will be no material adverse changes in the assets or operation of Ningxia Electric Power.

Termination:	The Capital Contribution Agreement is terminable by:

(a)	a written agreement among all parties; or

(b)

in the event that the Capital Contribution Agreement fails to complete within 180 days from its execution as a result of a breach of the agreement by a party, any one non-defaulting party is entitled to issue a written notice to the defaulting party and other non-defaulting parties to terminate the Capital Contribution Agreement.

4.	REASONS FOR AND BENEFITS OF THE 23.66% ACQUISITION AND THE CAPITAL CONTRIBUTION

In order to obtain the control of Ningxia Electric Power, and to cater for the needs of the Company's development strategy, namely, to steadily press ahead the Company's strategic transformation, the Company will further acquire 23.66% equity interests in Ningxia Electric Power and will make additional capital contribution of RMB2 billion to Ningxia Electric Power. Such capital will be mainly used for the construction of alteration and expansion projects of Ningxia Electric Power's existing coal mines, so as to further boost Ningxia Electric Power's production capacity of coal.

The Directors are of the view that the 23.66% Equity Transfer Agreement and the Capital Contribution Agreement are carried out on normal commercial terms which are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

5.	INFORMATION ON THE PARTIES

5.1	Information on Ningxia Electric Power

Ningxia Electric Power is a limited liability company established in the PRC on 26 June 2003, with a registered capital of RMB3,573,140,000. Ningxia Electric Power is an integrated power generation company with conventional coal-fire power generation and new energy generation, each with its own industry chain and supporting assets/facilities. It currently has two coal-fire power generation plants and two supporting coal mines, namely, Wangwa Mine I and Wangwa Mine II, which are both located in Penyang County, Guyuan City, Ningxia Autonomous Region. The coal produced from its own coal mines is mainly supplied to its coal-fire generation plants for power generation. The new energy generation business of Ningxia Electric Power comprises mainly wind power and solar power manufactured with its own facilities.

According to the financial statements of Ningxia Electric Power for the two years ended 31 December 2011 prepared in accordance with International Financial Reporting Standards, which have been audited by Ernst & Young, the auditors of the Company, the audited net assets value of Ningxia Electric Power was RMB3,897,291,582 as at 31 December 2011 and its audited consolidated profits before and after taxation and extraordinary items for the two years ended 31 December 2011 are set out below:

	For the year	For the year
	ended 31 December	ended 31 December
	2011	2010

Net profit (before taxation and extraordinary items)	(136,346,707)	(269,069,761)

Net profit (after taxation and extraordinary items)	(160,935,721)	(319,042,850)

5.2	Information on the Company

The Company is a joint stock limited company established in the PRC. Its shares are listed on the Stock Exchange and the Shanghai Stock Exchange, and its American Depositary Receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; the operation of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

5.3	Information on Huadian Power

Huadian Power is a joint stock limited company established in the PRC on 28 June 1994. Its shares are listed on the Stock Exchange and Shanghai Stock Exchange. It is primarily engaged in the construction and operation of power plants and other businesses relating to power generation.

5.4	Information on the Three Shareholders

Ningxia State-owned Investment is a limited liability company established in the PRC on 9 September 2009. Its principal business includes investment and relevant business. As at the date of this announcement, Ningxia State-owned Investment holds 25.26% equity interests in Ningxia Electric Power.

Beijing Energy Investment (Holding) Co., Ltd.is a limited company established in the PRC on 8 December 2004. Its principal business includes the investment, development and management of energy projects; energy supply and management; energy information consulting; real estate development; investment management; technology development, technology transfer, technical consulting and technical services. As at the date of this announcement, Beijing Energy Investment (Holding) Co., Ltd. holds 7.96% equity interests in Ningxia Electric Power.

Ningxia Power Investment Corporationis a limited company established in the PRC on 25 November 1976. Its principal business includes the investment and operation of electricity power and relevant industries, equity management, asset management and investment consultancy. As at the date of this announcement, Ningxia Power Investment Corporation holds 7.82% equity interests in Ningxia Electric Power.

6.	HONG KONG LISTING RULES IMPLICATIONS

As the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution all involve the acquisition/subscription of equity interests in Ningxia Electric Power, all such transactions shall be aggregated pursuant to Rule 14.22 of the Hong Kong Listing Rules. As the highest applicable percentage ratio, calculated on all aggregated basis, in respect of the transactions under the 35.3% Acquisition, the 23.66% Acquisition and the Capital Contribution, exceeds 5% but is less than 25%, the aggregated transactions constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules and are therefore subject to the reporting and announcement requirements but exempt from the Shareholders' approval requirement.

7.	DEFINITIONS

"23.66% Acquisition"	the acquisition of 23.66% equity interests in Ningxia Electric Power by the Company from Huadian Power pursuant to the 23.66% Equity Transfer Agreement;

"23.66% Equity Transfer Agreement"

an equity transfer agreement entered into on 31 December 2012 by the Company and Huadian Power pursuant to which the Company agreed to purchase and Huadian Power agreed to sell its 23.66% equity interests in Ningxia Electric Power;

"35.3% Acquisition"

the Company entered into the equity transfer agreements with Bank of China Group Investment Limited and China Zhongtou Trust Co., Ltd. respectively in August 2012 for the purpose of acquisition of 35.3% equity interests in Ningxia Electric Power, pursuant to which the Company acquired 23.42% equity interests from Bank of China Group Investment Limited and 11.88% equity interests from China Zhongtou Trust Co., Ltd.; Further details of the acquisition are set out in the Company's announcement dated 13 August 20112;

"Board"	the board of directors of the Company;

"Capital Contribution"	the capital contribution of RMB2 billion into Ningxia Electric Power by the Company pursuant to the Capital Contribution Agreement;

"Capital Contribution Agreement"

the capital increase and share subscription agreement entered into by the Company, the Three Shareholders and Ningxia Electric Power on 31 December 2012, pursuant to which Ningxia Electric Power agreed to increase the registered capital and the Company agreed to subscribe for such additional registered capital in full;

"Company"

Aluminum Corporation of China Limited*, a joint stock limited company established in the PRC with limited liability, the A Shares, H Shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, the Stock Exchange and the New York Stock Exchange, respectively;

"connected person(s)"	has the meaning ascribed to this term under the Hong Kong Listing Rules;

"Director(s)"	the director(s) of the Company;

"Group"	the Company and its subsidiaries;

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Huadian Power"

Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively;

"Interim Period"	the period from the execution date to the completion date of the Capital Contribution Agreement;

"Ningxia Electric Power"	Ningxia Electric Power Group Co., Ltd.*, a company incorporated in the PRC with limited liability;

"Ningxia State-owned Investment"

Ningxia State-owned Investment and Operation Limited Liability Company*, a company incorporated in the PRC with limited liability, which holds 25.26% equity interests in Ningxia Electric Power as at the date of this announcement;

"PRC"	the People's Republic of China excluding, for the purpose of this announcement only, Hong Kong and Macau Special Administrative Region and Taiwan;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shareholder(s)"	the shareholders of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"SUAEE"	Shanghai United Assets and Equity Exchange, an approved equity exchange for the transfer of State-owned asset;

"Three Shareholders"	Ningxia State-owned Investment, Beijing Energy Investment (Holding) Co., Ltd.*, and Ningxia Power Investment Corporation*;

"Valuation Date"	31 December 2011; and

"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
31 December 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary